# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solana Co, CIK 0001610853
CUSIP: 42328V876
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 03/31/2026
Amends the filing with accession number 0001104659-25-095931
Filed by CIK 0002088599

## Reporting persons
- SOLANA ROCKET HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,834,950; sole dispositive power 0; shared dispositive power 5,834,950; aggregate amount beneficially owned 5,834,950 (9.99% of the class)
  Comment: Note to Rows 6, 8 and 9: The amount beneficially owned consists of (i) 5,469,669 shares of Common Stock, (ii) certain pre-funded warrants to purchase up to 215,966 shares of Common Stock, and (iii) certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (such pre-funded warrants and cash stapled warrants, together, the "Warrants"), all of which are held directly by Solana Rocket Holdings Limited. Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket Holdings Limited and, as such, may be deemed to beneficially own the securities reported herein. As a result of the Beneficial Ownership Blocker (as defined in Item 4), beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 5,834,950 shares of Common Stock calculated as described herein as of April 27, 2026.
  
  Note to Row 11: The percentage of beneficial ownership is calculated based on (i) 58,038,030 shares of Common Stock outstanding following the completion of the Issuer's issuance and sale of 3,076,922 shares of Common Stock, as reported in the Rule 424(b)(5) Prospectus filed by the Issuer with the SEC on April 27, 2026, and (ii) 365,876 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket Holdings Limited, which reflects the Beneficial Ownership Blocker.
- CHUNG Wai Shing: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,834,950; sole dispositive power 0; shared dispositive power 5,834,950; aggregate amount beneficially owned 5,834,950 (9.99% of the class)
  Comment: Note to Rows 6, 8 and 9: The amount beneficially owned consists of (i) 5,469,669 shares of Common Stock, (ii) certain pre-funded warrants to purchase up to 215,966 shares of Common Stock, and (iii) certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (such pre-funded warrants and cash stapled warrants, together, the "Warrants"), all of which are held directly by Solana Rocket Holdings Limited. Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket Holdings Limited and, as such, may be deemed to beneficially own the securities reported herein. As a result of the Beneficial Ownership Blocker (as defined in Item 4), beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding shares of Common Stock, representing 5,834,950 shares of Common Stock calculated as described herein as of April 27, 2026.
  
  Note to Row 11: Note to Row 11: The percentage of beneficial ownership is calculated based on (i) 58,038,030 shares of Common Stock outstanding following the completion of the Issuer's issuance and sale of 3,076,922 shares of Common Stock, as reported in the Rule 424(b)(5) Prospectus filed by the Issuer with the SEC on April 27, 2026, and (ii) 365,876 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket Holdings Limited, which reflects the Beneficial Ownership Blocker.

## Item 1. Issuer
Name of issuer: Solana Co
Address of issuer's principal executive offices: 642 Newtown Yardley Road, Suite 100 Newtown, PA, 18940

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed jointly by Solana Rocket Holdings Limited, a British Virgin Islands business company ("Solana Rocket"), and Mr. CHUNG Wai Shing, an individual (collectively, the "Reporting Persons"). Mr. CHUNG Wai Shing is the controlling shareholder of Solana Rocket. As a result, Mr. CHUNG Wai Shing may be deemed to share voting and dispositive power with respect to the securities held by Solana Rocket.
Address of principal business office or, if none, residence: The principal business address for both Reporting Persons is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.
Citizenship:
Solana Rocket: British Virgin Islands
CHUNG Wai Shing: Hong Kong, China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Solana Rocket held 5,469,669 shares of Common Stock, certain pre-funded warrants to purchase up to 215,966 shares of Common Stock, and certain cash stapled warrants to purchase up to 14,823,426 shares of Common Stock (such pre-funded warrants and cash stapled warrants, together, the "Warrants").

The Reporting Persons are prohibited from exercising the Warrants if, as a result of such exercise, the Reporting Persons (together with their affiliates) would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Blocker"). Accordingly, pursuant to Rule 13d-3 of the Securities Act of 1933, as amended, the Reporting Persons may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock, representing 5,834,950 shares of Common Stock as of April 27, 2026.

The calculation of beneficial ownership of the Reporting Persons is based on (i) 58,038,030 shares of Common Stock outstanding following the completion of the Issuer's issuance and sale of 3,076,922 shares of Common Stock, as reported in the Rule 424(b)(5) Prospectus filed by the Issuer with the SEC on April 27, 2026, and (ii) 365,876 shares of Common Stock issuable upon the partial exercise of the Warrants held by Solana Rocket, which reflects the Beneficial Ownership Blocker.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,834,950
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,834,950

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SOLANA ROCKET HOLDINGS LIMITED: /s/ Cheng Rutang, Cheng Rutang, Director (05/08/2026)
- CHUNG Wai Shing: /s/ CHUNG Wai Shing, CHUNG Wai Shing, Individually (05/08/2026)